UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of report (Date of earliest event reported): April 21, 2016

Horizon Bancorp
(Exact Name of Registrant as Specified in Its Charter)

Indiana	000-10792	35-1562417
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

515 Franklin Square, Michigan City, Indiana		46360
(Address of Principal Executive Offices)		(Zip Code)

(219) 879-0211
(Registrant’s Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01  Other Events
As previously reported, on February 5, 2016, Horizon Bancorp (“Horizon”) entered into a definitive merger agreement (the “Merger Agreement”) providing for Horizon’s acquisition of Kosciusko Financial, Inc., an Indiana corporation (“Kosciusko”), through a statutory merger. Pursuant to the Merger Agreement, Kosciusko will merge with and into Horizon, with Horizon surviving the merger (the “Merger”), and Farmers State Bank, an Indiana state chartered bank and Kosciusko’s wholly-owned bank subsidiary, will merge with and into the wholly-owned bank subsidiary of Horizon, Horizon Bank, N.A. (“Horizon Bank”), with Horizon Bank as the surviving bank.
On April 21, 2016, Horizon and Kosciusko issued a joint press release announcing receipt of all regulatory approvals necessary for the consummation of the Merger. A copy of that press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference. The consummation of the Merger remains subject to various conditions, including receipt of the requisite approval of the shareholders of Kosciusko upon presentation of the matter for a vote at a special meeting of Kosciusko’s shareholders to be held on May 25, 2016.
Forward-Looking Statements
This filing may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are typically identified by words such as “believe,” “expect,” “anticipate,” “intend,” “target,” “estimate,” “continue,” “positions,” “prospects,” or “potential,” by future conditional verbs such as “will,” “would,” “should,” “could,” “may,” or by variations of such words or by similar expressions. These forward-looking statements are subject to numerous assumptions, risks, and uncertainties which change over time. Forward-looking statements speak only as of the date they are made and we assume no duty to update forward-looking statements.
In addition to factors previously disclosed in Horizon’s reports filed with the SEC, the following factors among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability meet closing conditions to the merger, including approval by Kosciusko’s shareholders, on the expected terms and schedule; delay in closing the merger; difficulties and delays in integrating Horizon’s and Kosciusko’s businesses or fully realizing cost savings and other benefits; business disruption following the merger; changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inflation; customer acceptance of Horizon’s products and services; customer borrowing, repayment, investment, and deposit practices; customer disintermediation; the introduction, withdrawal, success, and timing of business initiatives; competitive conditions; the inability to realize cost savings or revenues or to implement integration plans and other consequences associated with mergers, acquisitions, and divestitures; economic conditions; and the impact, extent, and timing of technological changes, capital market activities, and other actions of the Federal Reserve Board and legislative and regulatory actions and reforms, including those associated with the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Additional Information
In connection with the proposed merger, on March 16, 2016, Horizon filed with the SEC a Registration Statement on Form S-4 that includes a proxy statement of Kosciusko and a prospectus of Horizon, as well as other relevant documents concerning the proposed transaction. Kosciusko and Horizon have mailed the definitive joint proxy statement/prospectus to shareholders of Kosciusko (which mailings were first made on or about April 13, 2016). Shareholders and investors are urged to read the Registration Statement and the joint proxy statement/prospectus regarding the merger and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain important information.
A free copy of the joint proxy statement/prospectus, as well as other filings containing information about Horizon, may be obtained free of charge at the SEC’s Internet website at www.sec.gov. You will also be able to obtain these documents, free of charge, from Horizon at www.horizonbank.com under the tab “About Us – Investor Relations – Documents – SEC Filings.” The information available through Horizon’s website is not and shall not be deemed part of this press release or incorporated by reference into other filings Horizon makes with the SEC. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities.
Horizon and Kosciusko and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Kosciusko in connection with the proposed merger. Information about the directors and executive officers of Horizon is set forth in Horizon’s Annual Report on Form 10-K filed with the SEC on February 29, 2016, and in the proxy statement for Horizon’s 2016 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2016. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

Item 9.01  Financial Statements and Exhibits
(d) Exhibits

Exhibit No.	Description
99.1	Press Release issued April 21, 2016

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

Date: April 22, 2016	HORIZON BANCORP

	By:	/s/ Mark E. Secor
Mark E. Secor,
Executive Vice President and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description	Location
99.1	Press Release issued April 21, 2016	Attached